American Rebel Holdings, Inc.

5115 Maryland Way, Suite 303

Brentwood, Tennessee 37027

June 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Erin Purnell

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1
Submitted April 18, 2025
File No. 333-286644

Ladies and Gentlemen:

By letter dated May 8, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided American Rebel Holdings, Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 submitted on April 18, 2025. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 submitted April 18, 2025

Description of Capital Stock, page 24

1.	Please expand your disclosure to provide a brief description of the “piggy-back” registration rights. We note your disclosure on the cover page that 1,082,768 shares of common stock are being registered pursuant to piggy-back registration rights. This appears inconsistent with your disclosure on page 13. Please revise or advise. Further, please confirm these securities have been issued in compliance with Question 139.06 of the Division’s Securities Act Sections Compliance and Disclosure Interpretations.

Response: We have provided a description of the “piggy-back” registration rights on page 8 of the Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”). We have also revised the disclosure on page 13 of the Amendment to clarify that 1,082,768 shares of common stock are being registered pursuant to piggy-back registration rights. We further confirm that all of the shares underlying Series D Convertible Preferred Stock, prefunded warrants and the OID notes have been issued.

General

2.	We note your disclosure that the Series A Preferred Stock has superior voting rights of 1,000 to 1 over shares of common stock. Please revise your cover page, summary, and risk factors section to address the disparate voting rights.

Response: We have revised the disclosure on the cover page, summary and risk factors section of the Amendment to address the superior voting rights of Series A Preferred Stock.

3.	We note your disclosure on pages 15 and 20 regarding the beneficial ownership by management. If applicable, please revise to disclose your controlled company status and whether you intend to rely on exemptions from certain corporate governance requirements.

Response: We have revised the disclosure on pages 15 and 20 of the Amendment to note that we are a controlled company but we do not intend to rely on exemptions from corporate governance requirements afforded to controlled companies.

Thank you for your assistance in reviewing our amended submission.

Very truly yours,

/s/ Corey Lambrecht
Corey Lambrecht
Chief Operating Officer and Director